December 11, 2007

Via U.S. Mail and Facsimile (518-798-3625)

Vincent Bucci
Chairman of the Board
AngioDynamics, Inc.
603 Queensbury Avenue
Queensbury, NY 12804

      Re:		AngioDynamics, Inc.
      Form 10-K for Fiscal Year Ended June 2, 2007
      Filed August 14, 2007
			File No. 0-50761

Dear Mr. Bucci:

      We have limited our review of your above filings to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues.
At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Enforcement Information for November 2, 2007, available on the website of the 3Treasury Department`s Office of Foreign Assets Control (OFAC) indicates that your subsidiary, RITA Medical Systems,
LLC, has settled, by a civil penalty, allegations that its predecessor, RITA Medical Systems, Inc. ("RITA"), violated the Iranian Transactions Regulations between October 2002 and January 2003. Your Form 10-K does not include any information related to business contacts with Iran.
Please describe for us the nature and extent of any past, current or anticipated contacts with Iran, a country designated by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Describe both direct contacts and contacts through subsidiaries or through other indirect arrangements. Your response should include reasonably detailed information regarding any products, technologies, and services sold or otherwise provided into Iran, and any contacts, including any agreements and commercial arrangements, with the Iranian government or entities affiliated with that government.
2. Please discuss the materiality of any contacts described in response to the foregoing comments, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which, the government of Iran, or persons or entities controlled by that government, have received cash or act as intermediaries in connection with any contacts.
3. Please describe for us any regulatory compliance programs you have in place that relate to contacts with countries identified as state sponsors of terrorism.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia Blye, Chief
								Office of Global Security
Risk

cc: 	Peggy Fisher
		Assistant Director
	Division of Corporation Finance




Vincent Bucci
AngioDynamics, Inc.
December 11, 2007
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